NEWS RELEASE

Canarc Provides Additional Information Regarding TSX Continued Listing Review

Vancouver, Canada – July 8, 2014 – Canarc Resource Corp (the “Company”). (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) wishes to provide additional information regarding the continued listing review being conducted by the Toronto Stock Exchange (the “TSX”).

The TSX has advised the Company that in order to maintain the listing of the common shares of the Company on the TSX, the Company must meet the TSX requirements with respect to property expenditures. The TSX has granted the Company extensions with respect to this requirement and will be assessing the Company’s progress with respect to the requirement in 30 days.

The Company plans to shortly begin and complete by August 30, 2014 a drilling program on its Windfall Hills property as previously announced in its June 27, 2014 news release. The Company expects that the completion of the drilling program will satisfy the TSX requirement with respect to property expenditures and will allow the TSX to successfully complete the continued listing review.

“Catalin Chiloflischi”
____________________
Catalin Chiloflischi, CEO
CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:
Catalin Chiloflischi, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744
Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company’s plans and goals, the Windfall Hills drilling program, the successful completion of the TSX continued listing review, the ability of the Company to maintain the listing of its common shares on the TSX, and the merits of the mineral properties of Company. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results “will”, "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to negotiate a definitive agreement with Pan American and complete the proposed transaction; the Company's ability to maintain the listing of its common shares on the TSX; uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company believes to be reasonable, including expectations regarding the ability of the Company to negotiate a definitive agreement with Pan American and complete the proposed transaction; the ability of the Company to maintain the listing of its common shares on the TSX; the merits of the mineral properties of the Company; the accuracy of the mineral resource estimates of the Company; mineral exploration and development costs; expected trends in mineral prices and currency exchange rates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.